KH 4/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 43828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/10 (MM/DD/YY) AND ENDING 01/31/11 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One Huntington Quadrangle
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (631)770-0608
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

[redacted]

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

11021643

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

KH 4/22

OATH OR AFFIRMATION

I, **Eileen Moore**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **EarlyBird Capital, Inc.**, as of **January 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Eileen Moore
Signature

CFO
Title

Coleen McGlynn
Notary Public

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified in Queens County
My Commission Expires August 31, 2013

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

January 31, 2011

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

EarlyBirdCapital, Inc., is claiming exemption due to the fact that all customer transactions are cleared through Southwest Securities, Inc. and Wedbush Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.